Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F filed on April 13, 2026 with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 (“Annual Report”), our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the three months ended March 31, 2026 accompanying this Report on Form 6-K (“Interim Report”) and our other filings with the SEC (collectively, the Public Filings”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. The Company’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Under Cayman Islands law, we are required to prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. Notwithstanding the foregoing, beginning in 2026, we have elected to voluntarily publish quarterly financial information. Assuming we remain subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and continue to qualify as a “foreign private issuer” at the time of publication, we intend to (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish quarterly financial statements on Form 6-K to the SEC.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations generally discusses results for the three-month period ended March 31, 2026 and 2025.

All references to “we,” “us,” our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Operating Results

Overview

Marti offers tech-enabled transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicles. The availability of each service varies by city. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our delivery service enables fast, same-hour package deliveries through our driver network, with digital tracking available within the Marti super app. Our two-wheeled electric vehicle service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points.

The Company operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem, for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Company is meeting its cost targets, to identify areas requiring cost discipline and to determine actions needed to reduce losses and maintain operational efficiency.

See Note 3.2 to the unaudited interim condensed consolidated financial statements for more information.

Key Factors Affecting Operating Results

We believe operating results and growth trajectory are influenced by a number of factors, including the scale and efficiency of our platform, supply and demand dynamics across our services, regulatory developments and government relations, competition, seasonality, and broader macroeconomic conditions. Some of these factors present significant opportunities for us, impact our growth trajectory, profitability, and operational performance, but also pose risks and challenges, including those discussed below and under Item 3.D. “Key Information—Risk Factors” in our Annual Report.

Network density and supply-demand balance

Our ability to efficiently match supply and demand across our platform, through driver availability in ride-hailing and delivery services and fleet availability in our two-wheeled electric vehicle services, is a key determinant of growth and profitability. Increasing network density, alongside effective management of supply-demand balance, enhances utilization rates, reduces wait times, and improves overall service reliability. Driver acquisition, retention, and engagement, as well as fleet expansion and utilization, directly impact consumer experience, service levels, and platform level revenue generation.

Consumer demand and adoption

Growth in active consumers and usage frequency across our services depends on consumer perception of affordability, reliability, and safety. Sustained adoption is driven by our ability to deliver consistent service quality and a seamless consumer experience across our platform. Changes in consumer preferences, service performance, or brand perception may impact demand levels and usage patterns.

Regulatory framework and government relations

Our operations are subject to evolving national and local regulations in Türkiye, particularly with respect to licensing and operational requirements for our two-wheeled electric vehicle services. Regulatory developments may affect our ability to expand into new markets, increase or decrease the number of fleet and licensed drivers, or maintain existing operations, and may also impact our cost structure. We engage with regulatory authorities at the national, city, and district levels to monitor regulatory developments, maintain compliance with applicable laws, and advocate for policies that support the urban mobility needs of our consumers.

Competition

We operate in a highly competitive and rapidly evolving industry. Competitive dynamics may impact pricing, incentives, and consumer and driver acquisition costs, which in turn affect our margins and growth. For more information, see “Item 4. Information on the Company—Business Overview—Competition.” in our Annual Report.

Seasonality of the business

Usage of our services is influenced by seasonal trends and weather conditions, with higher demand typically observed during the second and third quarters. Adverse weather conditions may reduce usage and impact revenue. For more information, see “Item 4B. Information on the Company—Business Overview—Seasonality” in our Annual Report.

Macroeconomic and geopolitical factors

Our operating results are also sensitive to macroeconomic and geopolitical factors, including inflation, currency fluctuations, interest rates, labor market dynamics, and consumer spending patterns. During the first quarter of 2026, Türkiye continued to experience elevated inflation and continued depreciation of the Turkish lira against the U.S. dollar. These factors have affected, and may continue to affect, both consumer demand and driver supply, as well as our overall cost base.

Additionally, economic or political instability in Türkiye or globally could result in lower discretionary travel, supply chain interruptions, or changes in investor sentiment. The military conflict involving Iran that commenced in February 2026 has contributed to increased volatility in global energy and commodity prices, disrupted shipping through the Strait of Hormuz, and heightened geopolitical uncertainty in Türkiye, which shares a border with Iran. Prolonged conflict or further escalation could exacerbate inflationary pressures, increase our operating costs, and reduce consumer spending on our services.

We continue to monitor macroeconomic and geopolitical conditions and adjust our pricing, cost management, and operational strategies to mitigate potential impacts on our financial condition and results of operations and maintain operational continuity.

Components of Results of Operations

Revenue

Our platform revenue is generated from subscription packages that provide platform consumers with various benefits across our ride-hailing, delivery, and two-wheeled electric vehicle services. These subscription packages offer consumers a bundle of advantages such as priority access to certain services, as well as free and discounted trips for ride-hailing and two-wheeled electric vehicle usage and discounts on delivery orders.

Our two-wheeled electric vehicles revenue is primarily generated from the fees paid by our consumers to rent our vehicles less promotions, discounts, and refunds.

We also generate two-wheeled electric vehicles revenue from reservations, where we charge a minute-based fee for reserving a vehicle until start of the trip, and subscription package offerings. For the three months ended March 31, 2026 and 2025, reservation revenues constituted less than 1.0% of our total revenue.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, salaries of operational and logistics staff, rental vehicles’ maintenance and repair expense, operating lease expense, and data cost expense.

Gross Profit

Gross profit represents revenue less cost of revenues.

General and Administrative

General and administrative expenses represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and share-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Selling and Marketing

Selling and marketing expenses primarily consist of advertising expenses and services marketing costs. Selling and marketing costs are recognized as they are incurred.

Other Income (Expense), Net

Other income (expense), net primarily consists of provisional expenses and other non-operational income.

Financial Income (Expense), Net

Financial income (expense), net primarily consists of interest expense on financial liabilities and foreign exchange gains and losses.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive loss.

Operating Results

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	January 1 - March 31,		Period-over-Period Change January 1 - March 31, 2026 to 2025
(in thousands, except percentages)	2026	2025	Change ($)	Change (%)
Revenue	$15,427	$6,023	$9,404	156.1%
Operating expenses:
Cost of revenues	$(4,327)	$(3,804)	$(523)	13.8%
Gross Profit	$11,100	$2,219	$8,881	400.2%
Gross Profit Margin (%)	72.0%	36.8%	35.1%	3,510
General and administrative expenses(1)	$(7,485)	$(6,688)	$(797)	11.9%
Selling and marketing expenses	$(2,043)	$(1,248)	$(795)	63.7%
Research and development expenses	$(1,016)	$(631)	$(385)	61.0%
Other expenses	$(4,710)	$(1,560)	$(3,149)	201.8%
Other income	$501	$158	$343	217.0%
Total operating expenses	$(19,081)	$(13,774)	$(5,307)	38.5%
Loss from operations	$(3,654)	$(7,751)	$4,097	(52.9)%
Financial expense	$(4,147)	$(2,915)	$(1,233)	42.3%
Financial income	$374	$596	$(222)	(37.2)%
Loss before income tax expense	$(7,427)	$(10,069)	$2,643	(26.2)%
Income tax expense	$--	$--	$--	--
Net loss	$(7,427)	$(10,069)	$2,643	(26.2)%

(1)	Q1 2026 general and administrative expenses include share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q1 2026 general and administrative expenses were $(5.3) million.

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025

Revenue

Our revenue increased by $9.4 million, or 156.1%, from $6.0 million during the three months ended March 31, 2025 to $15.4 million during the three months ended March 31, 2026, primarily attributable to the launch of platform subscription packages, which began in October 2024, that provide platform consumers with various benefits across our ride-hailing, delivery, and two-wheeled electric vehicle services.

Total trips including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 7.83 million, or 93.3%, from 8.39 million during the three months ended March 31, 2025 to 16.22 million during the three months ended March 31, 2026, primarily attributable to the growth of ride-hailing trips.

Total unique platform consumers including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 0.97 million, or 88.9%, from 1.09 million during the three months ended March 31, 2025 to 2.06 million during the three months ended March 31, 2026, primarily attributable to the growth of ride-hailing riders.

Trips per unique platform consumer increased by 0.2, or 2.3%, from 7.7 during the three months ended March 31, 2025 to 7.9 during the three months ended March 31, 2026, primarily as a result of platform level efficiency, increased availability, and consumer awareness of service offerings across cities driving higher utilization.

We outperformed our quarterly operational targets for all-time unique ride-hailing riders and all-time registered ride-hailing drivers in the first quarter of 2026. The number of all-time unique ride-hailing riders increased by 1.96 million, or 101.2%, from 1.93 million as of March 31, 2025 to 3.89 million as of March 31, 2026. The number of all-time registered ride-hailing drivers increased by 204 thousand, or 69.9%, from 292 thousand as of March 31, 2025 to 496 thousand as of March 31, 2026.

Cost of Revenues

Our cost of revenues increased by $0.5 million, or 13.8%, from $3.8 million during the three months ended March 31, 2025, to $4.3 million during the three months ended March 31, 2026, primarily driven by increased business volume across our platform services. The increase was mainly attributable to higher data cost, and commission expenses, partially offset by a decrease in depreciation and amortization expenses.

Our data cost expense increased by $0.4 million, or 120.3%, from $0.4 million during the three months ended March 31, 2025, to $0.8 million during the three months ended March 31, 2026, primarily attributable to the growth in platform-level data usage associated with higher number of trips and platform consumers with expanded and growing service offerings.

Our commission expenses increased by $0.3 million, or 200.4%, from $0.1 million during the three months ended March 31, 2025 to $0.4 million during the three months ended March 31, 2026, primarily attributable to an increasing number of payment transactions, higher commission rates, and the expansion of our platform’ payment capabilities through the integration of additional third-party payment service providers, aimed at enhancing consumer experience.

Gross Profit

Our gross profit increased by $8.9 million, or 400.2%, from $2.2 million during the three months ended March 31, 2025 to $11.1 million during the three months ended March 31, 2026. The increase was primarily driven by the growth in revenue, including the introduction of subscription packages within our platform in October 2024. As a result, our gross profit margin improved significantly from 36.8% during the three months ended March 31, 2025 to 72.0% during the three months ended March 31, 2026.

General and Administrative

Our general and administrative expenses increased by $0.8 million, or 11.9%, from $6.7 million during the three months ended March 31, 2025 to $7.5 million during the three months ended March 31, 2026, primarily attributable to higher personnel expenses excluding share-based compensation expense, as well as increases in consulting and legal expenses due to ongoing public company requirements. These increases were partially offset by a decrease in share-based compensation expense.

Our personnel expenses, in the absence of share-based compensation expense, increased by $1.0 million, or 57.6%, from $1.8 million during the three months ended March 31, 2025 to $2.8 million during the three months ended March 31, 2026, primarily attributable to the increased size of our team to support platform growth. Share-based compensation expense decreased by $0.9 million, or 29.3%, from $3.1 million during the three months ended March 31, 2025 to $2.2 million during the three months ended March 31, 2026.

Consulting and legal expenses increased by $0.5 million, or 52.9%, from $0.9 million during the three months ended March 31, 2025 to $1.4 million during the three months ended March 31, 2026, primarily attributable to higher advisory, compliance, and reporting-related costs associated with operating as a public company.

Selling and Marketing

Our selling and marketing expenses increased by $0.8 million, or 63.7%, from $1.2 million during the three months ended March 31, 2025 to $2.0 million during the three months ended March 31, 2026, primarily attributable to higher advertising and marketing activities undertaken to support platform consumer and driver acquisition and retention across our platform.

Our advertising consulting expenses increased by $0.3 million, or 96.9%, from $0.3 million during the three months ended March 31, 2025 to $0.6 million during the three months ended March 31, 2026, primarily attributable to expanded consumer relationship management initiatives and external advisory support. Promotion expenses increased by $0.3 million, or 777.8%, from $0.03 million during the three months ended March 31, 2025 to $0.3 million during the three months ended March 31, 2026, primarily reflecting increased periodic promotional campaigns to support platform consumer and driver acquisition and retention. Social media expenses increased by $0.2 million, or 24.2%, from $0.8 million during the three months ended March 31, 2025 to $1.0 million during the three months ended March 31, 2026, primarily attributable to increased digital marketing campaigns.

These advertising and marketing activities produced a 0.97 million, or 88.9% increase in unique platform consumers, a 1.96 million, or 101.2% increase in all-time unique ride-hailing riders, and a 204 thousand, or 69.9% increase in all-time registered ride-hailing drivers during the three months ended March 31, 2026, compared to the same period in 2025.

Research and Development

Our research and development expenses increased by $0.4 million, or 61.0%, from $0.6 million during the three months ended March 31, 2025 to $1.0 million during the three months ended March 31, 2026, primarily attributable to the increased size of our team focusing on platform software development.

Other Income (Expense), Net

Our other income (expense), net, increased by $2.8 million, or 200.1%, from $1.4 million expense during the three months ended March 31, 2025, to $4.2 million expense during the three months ended March 31, 2026, primarily attributable to an increase in promotional subsidies extended to platform users, which we classify as a user acquisition and retention expense. These costs are expected to increase in line with platform growth.

Financial Income (Expense), Net

Our financial income (expense), net, increased by $1.5 million, or 62.7%, from $2.3 million expense during the three months ended March 31, 2025, to $3.8 million expense during the three months ended March 31, 2026, primarily attributable to increasing interest expense on financial liabilities and decreasing foreign exchange gains, net. Interest expense on financial liabilities increased by $1.2 million, or 42.2%, from $2.9 million during the three months ended March 31, 2025 to $4.1 million during the three months ended March 31, 2026. Foreign exchange gains, net decreased by $0.2 million, or 44.3%, from $0.5 million during the three months ended March 31, 2025 to $0.3 million during the three months ended March 31, 2026.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including Adjusted EBITDA and pre-depreciation contribution per trip, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and its financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless our use of Adjusted EBITDA and pre-depreciation contribution per trip has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per trip.

	Three Months Ended March 31,
(in thousands, except as otherwise noted)	2026	2025
Operating Metrics (Periodic):
Trips (in millions)	16.22	8.39
Unique Platform Consumers (in millions)	2.06	1.09
Trips per Unique Platform Consumer	7.9	7.7
Revenue per Trip	$0.95	$0.72
Gross Profit per Trip	$0.68	$0.26
Fleet Depreciation (in thousands)	$694	$891
Two-wheeled Electric Vehicle
Average Daily Two-wheeled Electric Vehicles Deployed (in thousands)	20	26

Operating Metrics (Cumulative):
All-time Trips (in millions)	176.4	117.8
All-time Unique Platform Consumers (in millions)	7.8	6.1
Ride-hailing
All-time Unique Ride-hailing Riders (in thousands)	3,887	1,932
All-time Registered Ride-hailing Drivers (in thousands)	496	292

Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)	$(480)	$(3,598)
Pre-Depreciation Contribution per Trip(1)	$0.72	$0.37

(1)	Adjusted EBITDA and Pre-Depreciation Contribution per Trip include ride-hailing, delivery, and two-wheeled electric vehicle services.

Operating Metrics

●	Trips: This metric reflects the total number of trips that have taken place on our application during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as two-wheeled electric vehicle fleet available for use, as measured by the average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our three services in light of our current ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet availability.

●	Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip during the relevant time period using any of our ride-hailing, delivery, or two-wheeled electric vehicle services, as measured by average daily vehicles deployed. Unique Platform Consumers are counted only once upon completing their first trips. We believe this is an important metric both for management and investors as it reflects the total demand for our services.

●	Trips Per Unique Platform Consumer: The numerator of this metric is our trips, and the denominator is the unique platform consumers, both measured over a specific time period. We believe this is an important metric for management as it reflects both the penetration and utilization of our services.

●	Revenue per Trip: The numerator of this metric is our revenue, and the denominator is the number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services, both during a specific time period. Our revenue is calculated as the gross revenue received from subscription packages, and two-wheeled electric vehicle trips, less value added tax, promotional discounts, coupons, and refunds. We believe this is an important metric for management as it reflects our pricing policies across all services, including subscription packages, and two-wheeled electric vehicle starting fare and minute-based pricing model. The metric enables management to adjust pricing policy for our services as may be necessary, including to adjust subscription package fees, initiate new packages, incentivize shorter or longer trip durations for two-wheeled electric vehicle services, to achieve a specific revenue per trip. This is an important metric for investors because it enables them to assess the appropriateness of our pricing policy in light of our consolidated cost structure.

●	Gross Profit per Trip: The numerator of this metric is our gross profit during a given time period, calculated as our pre-depreciation contribution (please see the metric below for the calculation), less depreciation during the period. Depreciation reflects the decline in the book value of the two-wheeled electric vehicle fleet and does not include disposals or any other changes in book value. Gross profit is divided by the total number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services during the period to reflect the gross profit per trip. We believe this is an important metric for management as it enables us to assess the per trip unit profitability of our services, including all revenue earned and all costs incurred to deliver those services, excluding fixed costs. This also makes it an important metric for investors, as it enables them to evaluate the operating health of our platform and understand at what scale of activity we can achieve sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our two-wheeled electric and intangible assets related to operations over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce to maintain two-wheeled electric operations, either organically from operations or externally through funding, in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period.

●	Average Daily Two-wheeled Electric Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a consumer during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the year and takes the average of these daily figures as the average daily two-wheeled electric vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by consumers. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

●	All-time Trips: This metric reflects the total number of trips that have taken place on our application since launch. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as two-wheeled electric vehicle fleet available for use, as measured by the average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our three services since inception in light of our ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet availability.

●	All-time Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip since launch using any of our ride-hailing, delivery, or two-wheeled electric vehicle services, as measured by average daily two-wheeled electric vehicles deployed. Unique Platform Consumers are counted only once upon completing their first trips since launch. We believe this is an important metric both for management and investors as it reflects the total demand for our services since launch.

●	All-time Unique Ride-hailing Riders: This metric reflects the total number of unique ride-hailing riders who have completed at least one trip using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first trips. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	All-time Registered Ride-hailing Drivers: This metric reflects the total number of registered ride-hailing drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Registered Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers available for consumers to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2026	2025
Net loss	$(7,427)	$(10,069)
Depreciation and amortization	$854	$989
Financial income	$(374)	$(596)
Financial expense	$4,147	$2,915
Lawsuit provision expense	$98	$21
Share-based compensation expense	$2,222	$3,142
Adjusted EBITDA	$(480)	$(3,598)

Pre-Depreciation Contribution per Trip: Pre-depreciation contribution per trip is calculated by adding depreciation per trip to gross profit per trip. The numerator of this metric is our pre-depreciation contribution, which is calculated as our revenue (please see the metric above for the calculation of our revenue) less all variable costs, excluding depreciation and amortization, necessary to provide a trip for our services, during a given time period. Our variable costs include the field operations team, the operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, consumer service call center costs, operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of trips completed by our ride-hailing, delivery, and two-wheeled electric service vehicles during a given time period in order to reflect the pre-depreciation contribution per trip. We believe this is an important metric for management as it lets us assess the efficiency of our platform services, distinct from the performance of our two-wheeled electric vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. This makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per trip to gross profit per trip in our services, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended March 31,
	2026	2025
Gross Profit per Trip	$0.68	$0.26
Depreciation per Trip	$(0.04)	$(0.11)
Pre-Depreciation Contribution per Trip	$0.72	$0.37

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $4.8 million in cash and cash equivalents as of March 31, 2026.

We have incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and our ability to obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences or privileges senior to those of our preferred shareholders and holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our Ordinary Shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our unaudited interim condensed consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity were considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our unaudited interim condensed consolidated cash flows from operating, investing, and financing activities for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2026	2025
Net cash used in operating activities	$(5,655)	$(5,560)
Net cash used in investing activities	$(131)	$(174)
Net cash generated from financing activities	$2,745	$4,125

Operating Activities

Our net cash used in operating activities increased by $0.1 million, or 1.7%, from $5.6 million during the three months ended March 31, 2025 to $5.7 million during the three months ended March 31, 2026. The decrease in net loss, primarily driven by operational efficiencies, together with non-cash adjustments, resulted in a reduction in cash outflows from operating activities. However, this improvement was offset by unfavorable changes in working capital. Changes in operating assets and liabilities were primarily driven by a decrease in accounts payable of $2.4 million and a decrease in other current assets of $1.0 million. These were partially offset by increases in deferred revenue of $0.3 million, accrued expenses and other current liabilities of $0.1 million, and a decrease in accounts receivable of $0.2 million during the three months ended March 31, 2026.

Investing Activities

Our net cash used in investing activities decreased by $0.04 million, from $0.2 million during the three months ended March 31, 2025, to $0.1 million during the three months ended March 31, 2026 primarily due to a decrease in purchases of property and equipment of $0.04 million.

Financing Activities

Our net cash generated from financing activities decreased by $1.4 million, or 33.4%, from $4.1 million during the three months ended March 31, 2025 to $2.7 million during the three months ended March 31, 2026, primarily attributable to lower proceeds from the issuance of convertible notes, which decreased by $1.6 million, or 37.3%, from $4.4 million during the three months ended March 31, 2025 to $2.7 million during the three months ended March 31, 2026. In addition, repayment of term loans decreased by $0.4 million, from $0.4 million during the three months ended March 31, 2025 to nil during the three months ended March 31, 2026. Proceeds from the exercise of employee share options decreased by $0.2 million, from $0.2 million during the three months ended March 31, 2025 to nil during the three months ended March 31, 2026.

Share Repurchase Program

On April 27, 2026, the Company’s Board of Directors (the “Board”) authorized a new share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares (the “Repurchase Program”). The Repurchase Program replaces the Company’s prior share repurchase program, which was authorized on January 10, 2024 and expired on April 9, 2026. In addition, the Board established a ceiling price of $6.00 per share for the share repurchases. Under the Repurchase Program, we may repurchase ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. The Repurchase Program will terminate on October 26, 2026, but the Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

Shareholder Loyalty Program

In March 2026, we launched the Marti Shareholder Loyalty Program, which offers long-term retail shareholders special discounts on Marti subscriptions, rentals, trips, and deliveries, aiming to reward these shareholders while reinforcing our commitment to sustainable growth, stakeholder alignment, and responsible value creation, as well as driving incremental platform engagement and repeat usage.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, which was modified by that certain Joinder and Modification No. 1 to Loan and Security Agreement, dated as of November 24, 2021, that certain Consent, Waiver and Amendment Agreement, dated as of July 29, 2022 and the Waiver and Modification No. 2 to Loan and Security Agreement and Modification No. 2 to Annex D of the PFG Consent dated as of December 23, 2022 (as modified, the “Loan Agreement”).

The Loan Agreement provided for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and was secured by substantially all of our assets. We made monthly principal and interest payments to PFG pursuant to the agreements. The loan was fully repaid during 2025, and as of March 31, 2026, no balance remains outstanding under the Loan Agreement.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement. Pre-funded notes were classified under long-term financial liabilities account amounting to $19,274,415 became 2028 Convertible Notes (as defined below) as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of $35,500,000 from private investment in public equity (“PIPE”) financing of 15% convertible senior notes due 2028 pursuant to an Indenture, dated July 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as amended by that certain First Supplemental Indenture, dated April 17, 2025, between the Company and the trustee (the “2028 Convertible Notes”).

As of March 31, 2026, the total amount of the 2028 Convertible Notes, including the original principal, additional investments from new and existing subscribers, and accrued interest, net of incentive shares issued, was approximately $82.7 million. Based on the closing price of our Class A ordinary shares on March 31, 2026 of $2.00, all of the outstanding balance was convertible at a price below the then-current market price. The conversion price of the notes is $1.65 per share. For additional information, see Note 11 to the unaudited interim condensed consolidated financial statements included in our Interim Report.

Callaway Commitment Letter

The Company and Callaway Capital Management LLC (“Callaway”), entered into a Commitment Letter, dated as of March 22, 2024, as amended by the certain Amendment to the Commitment Letter, dated as of September 19, 2024, and as further amended by Second Amendment to the Commitment Letter, dated December 21, 2024 (the “Commitment Letter”), evidencing Callaway’s commitment to complete certain subscription obligations as set forth therein.

Subscription Agreements to the 2028 Convertible Notes

On March 22, 2024, the Company and 405 MSTV I, L.P. (“MSTV”), as the subscribers party thereto further entered into a Convertible Notes Subscription Agreement, pursuant to which the subscriber subscribed for the 2028 Convertible Notes in an aggregate principal amount of $7,500,000 (the “March 2024 Subscription”). Between the period ranging from September 2024 through March 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto, MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), further entered into various Subscription Agreements and amendments to existing Subscription Agreements, pursuant to which the subscribers thereto subscribed for the 2028 Convertible Notes and such subscriptions were in partial satisfaction of Callaway’s obligations under the Commitment Letter, which resulted in the Company issuing equity incentive shares to Callaway and the subscribers thereto pursuant to the terms under the Commitment Letter. In total, the subscriber parties subscribed in an aggregate principal amount of $20,175,172.

Subscription Agreements to the April 2029 Convertible Notes

On April 16, 2025, the Company, Callaway, as a commitment party and a subscribing party, MSTV, NHTAF, Callaway and Farragut Square Global Master Fund, LP (“Farragut”), as the other subscribers party thereto, entered into a Note Subscription Agreement (the “April 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein. As of March 31, 2026, the subscribers subscribed for an aggregate principal amount of $13,000,000 and the remaining amount of the April 2025 Note Subscription Agreement was $10,000,000.

Subscription Agreements to the October 2029 Convertible Notes

On October 31, 2025, the Company, Callaway, as a commitment party and a subscribing party, and Farragut, the other subscriber party thereto entered into a Note Subscription Agreement (the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of $100,000,000 on the terms set forth therein. As of March 31, 2026, no convertible notes had been issued under the October 2025 Note Subscription Agreement, and the full commitment amount remained available.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026.

Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.

As of March 31, 2026, we held 14 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see Item 3.D. “Key Information—Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be subject to intellectual property rights claims and other litigation that are expensive to defend, or may be unable to adequately protect our intellectual property, either of which could materially adversely affect our business” in our Annual Report.

Critical Accounting Estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited interim condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements.

Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes, and electric scooters, legal contingencies, valuation allowance for deferred tax assets, determination of discount rate and contract term of rental buildings and vehicles related to operating lease right of use assets, valuation of warrant liability, and the valuation of share-based compensation. Actual results could differ from those estimates.

We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.

We believe that the following critical accounting policies reflect the more significant judgments, estimates, and assumptions used in the preparation of our unaudited interim condensed consolidated financial statements. For additional information, see the disclosure included in “Note 3 — Summary of Significant Accounting Policies” in the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Revenue Recognition

For the three months ended March 31, 2026 and 2025, we recognized revenue from subscription packages, which we account for pursuant to ASC 606, Revenue from Contracts with Customers.

For the three months ended March 31, 2026 and 2025, we recognized revenue from trips taken by individual consumers of the Marti App as part of our rental business, which we account for pursuant to ASC 842, Leases.

Sales taxes, including value added taxes, are excluded from reported revenue.

Subscription Package

In October 2024, we launched subscription packages that provide platform consumers with various benefits across our ride-hailing, delivery, and two-wheeled electric vehicle services. These subscription packages provide platform consumers with access to enhanced platform features, benefits and services for a fixed subscription period.

Subscription packages are accounted for as contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers.

The subscription package represents a right to access the Company’s platform features and subscriber benefits throughout the subscription term, made available uniformly to all eligible platform consumers across our service offerings. The subscription benefits include (but are not limited to) priority access to certain services, discounted or free trips, and delivery discounts.

Payments received for subscription packages are recorded as contract liabilities (deferred revenue) upon receipt and recognized as revenue over the subscription term as the consumer’s right to access the platform benefits is satisfied through the passage of time.

The Company does not condition subscription benefits on driver performance, completion metrics, or service level achievements. Subscription access rights are granted to all platform consumers meeting eligibility criteria, independent of any binding service obligation or commission arrangement.

Rental

Our technology platform enables consumers to participate in our Rental program. To use a vehicle, the consumer contracts with us via acceptance of the Marti User Agreement (“MuA”). Under the MuA, consumers agree that we retain the applicable fee as consideration for the renting of our vehicles.

Consumers pay on a per-trip basis with a valid credit card or prepaid card and/or from the preloaded wallet balances. The consumer must use the Marti App to rent the vehicles and must end the trip on the Marti App to conclude the trip. Our performance obligation is to provide access to the vehicles over the consumer’s desired period of use. The transaction price of each trip is generally determined based upon the period of use and a predetermined rate per minute agreed to by the consumer prior to renting the vehicle. We account for these revenues as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each trip. We treat any credit, coupon, or consumer incentive as a reduction to the revenue for the trip in the period to which it relates. When consumers fund a preloaded wallet balance, the revenue is deferred until trips are actually taken by the consumer for the corresponding amounts.

We may also issue, at our sole discretion, credits to consumers for future trips issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by consumers. Consumer credits are not material to our operations.

Share-Based Compensation

Share-based compensation expense is allocated to general and administrative expenses.

We periodically granted share-based awards, including but not limited to, restricted ordinary shares, restricted share units, and share options to eligible employees, consultants, and directors.

Share-based awards granted to employees and directors, consultants are measured at the grant date fair value of the awards and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. We calculated incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognized incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognized the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Property and Equipment

Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes, and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset.

Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the unaudited interim condensed consolidated balance sheet and any resulting gain or loss is reflected in the unaudited interim condensed consolidated statement of operations in the period realized.

The table below, shows the useful lives for the depreciation calculation using the straight-line method:

Rental electric scooters	2 – 3 years
Rental electric bikes	2 – 3 years
Rental electric mopeds	3 – 4 years
Furniture and fixtures	3 – 7 years
Leasehold improvements	1 – 5 years

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of Significant Accounting Policies — Recently issued accounting standards not yet adopted” to the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to continue to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, we intend to continue to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.